UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Enzo Biochem, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

294100102
(CUSIP Number)

James C. Roumell

Roumell Asset Management, LLC

2 Wisconsin Circle, Suite 640

Chevy Chase, MD 20815

(301) 656-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 294100102

1	Name of Reporting Person Roumell Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2145132
2	Check the Appropriate Box if a Member of a Group ☐ (a) ☐ (b)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,702,559 (1)
	8	Shared Voting Power 66,920 (2)
	9	Sole Dispositive Power 2,702,559 (1)
	10	Shared Dispositive Power 66,920 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,769,479
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person IA

(1)	These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the “Fund”).

(2)	These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients.

CUSIP No.: 294100102

1	Name of Reporting Person James C. Roumell I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	Check the Appropriate Box if a Member of a Group ☐ (a) ☐ (b)
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,702,559 (1)
	8	Shared Voting Power 66,920 (2)
	9	Sole Dispositive Power 2,702,559 (1)
	10	Shared Dispositive Power 66,920 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,769,479
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person IN

(1)	Includes 2,702,559 shares of Common Stock held by the Fund. Mr. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.

(2)	These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients. Mr. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by RAM.

CUSIP No.: 294100102

1	Name of Reporting Person Matthew M. Loar I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	Check the Appropriate Box if a Member of a Group ☐ (a) ☐ (b)
3	SEC Use Only
4	Source of Funds
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No.: 294100102

1	Name of Reporting Person Edward Terino I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	Check the Appropriate Box if a Member of a Group ☐ (a) ☐ (b)
3	SEC Use Only
4	Source of Funds
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No.: 294100102

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2020, as amended by Amendment No. 1 filed with the SEC on December 4, 2020, Amendment No. 2 filed with the SEC on December 7, 2020, Amendment No. 3 filed with the SEC on December 8, 2020 and Amendment No. 4 filed with the SEC on December 14, 2020 (as amended, the “Schedule 13D”).

ITEM 4.	PURPOSE OF TRANSACTION:

Item 4 is hereby amended and supplemented as follows:

On December 15, 2020, McDermott Will & Emery LLP, on behalf of the Issuer, delivered a letter (the “December 15 Response”) to RAM in response to the Section 624 Letter. The December 15 Response included the Issuer’s determination that the demand included in the Section 624 Letter was improper because it (i) requested documents, including the list of the non-objecting beneficial owners of Common Stock, purportedly “not relevant or necessary” for RAM’s purpose of communicating with shareholders of the Issuer in connection with the Annual Meeting and (ii) is overbroad in timeframe. Nevertheless, the December 15 Response stated that the Issuer would provide the materials requested by RAM in the Section 624 Letter if RAM (i) reimburses the Issuer in advance for expenses incurred in connection with the production of such materials and (ii) signs an enclosed non-disclosure agreement (the “NDA”), which contained certain terms RAM believes are considered “off-market” for such agreements. A copy of the December 15 Response is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On December 18, 2020, RAM delivered a response (the “December 18 Letter”) to the December 15 Response to McDermott Will & Emery LLP. The December 18 Letter described strong reactions by RAM to the Issuer’s conduct, including, among other things, RAM’s beliefs that the demand in the Section 624 Letter serves shareholders’ best interest and is integral to the proper maintenance of shareholder democracy. RAM also believes that the Issuer’s contentions that the materials requested in the Section 624 Letter, including the identity of the Issuer’s shareholders, are “not relevant or necessary” to RAM’s purpose of enabling RAM to communicate with the Company’s shareholders in connection with the Annual Meeting to effect change in the Issuer’s leadership are unfounded, and that the Issuer’s claim that courts “routinely reject” demands such as those in the Section 624 Letter is a misrepresentation of established New York case law. RAM believes that the December 15 Response is yet another effort of the Issuer to deny RAM’s rights as a shareholder, and is consistent with the Issuer’s failure to announce the Purported Nomination Deadline for the Annual Meeting until it had already passed and the Issuer’s subsequent rejection of the Notice. Further, RAM believes that the requirement of the NDA has no legal basis and is a blatant entrenchment delay tactic.

Nevertheless and while maintaining RAM’s objections, in order to avoid any further delay in granting of rights to which RAM is entitled as a shareholder, RAM agreed to enter into the NDA, subject to certain minimal and reasonable changes, and to reimburse the Issuer in advance for reasonable expenses incurred by the Issuer in connection with the production of the requested materials. RAM requested the Issuer to return an executed counterpart of the NDA and a reasonable estimate of expenses no later than December 19, 2020 at 10:00 a.m. Eastern Time. A copy of the December 18 Letter was also sent to the Issuer. A copy of the December 18 Letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS:

99.1	Letter Response to Demand pursuant to Section 624 of the New York Business Corporation Law, from McDermott Will & Emery LLP to RAM, dated December 15, 2020.

99.2	Letter Response from RAM to McDermott Will & Emery LLP, dated December 18, 2020.

CUSIP No.: 294100102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2020	James C. Roumell

	By:	/s/ James C. Roumell, by Craig L. Lukin,
attorney-in-fact, pursuant to a
Power of Attorney previously filed
	Name:	James C. Roumell

December 18, 2020	Roumell Asset Management, LLC

	By:	/s/ James C. Roumell, by Craig L. Lukin,
attorney-in-fact, pursuant to a
Power of Attorney previously filed
	Name:	James C. Roumell
	Title:	President

December 18, 2020	Matthew M. Loar

	By:	/s/ Matthew M. Loar
	Name:	Matthew M. Loar

December 18, 2020	Edward Terino

	By:	/s/ Edward Terino
	Name:	Edward Terino